

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2012

<u>Via E-mail</u>
Mr. Edward C. DeFeudis
President and Chief Financial Officer
The Wiki Group, Inc.
1093 Broxton Avenue, Suite 210
Los Angeles, CA 90024

      Re: **The Wiki Group, Inc.**
              Form 8-K
              Filed February 14, 2012
              File No. 033-26828

Dear Mr. DeFeudis:

We have completed our review of your filing as of August 20, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel